October 4, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan and James Lopez

Re:	Medpace Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-3
CIK No. 0001668397
File No. 333-220306

Ladies and Gentlemen:

On behalf of our client, Medpace Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-3 (as amended, the “Registration Statement”), which was initially filed with the Commission on September 1, 2017, and amended by Amendment No. 1, which was filed with the Commission on September 20, 2017 (“Amendment No. 1”).

Amendment No. 2 reflects certain revisions to the Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Dr. August J. Troendle, the Company’s President and Chief Executive Officer, dated October 3, 2017. The response provided herein is based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 2, marked to show changes against Amendment No. 1, in the traditional non-EDGAR format.

The numbered paragraph in italics below sets forth the Staff’s comment together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Description of Purchase Contracts, page 28

1.	Please refer to prior comment 2. It is not clear how you concluded the purchase contracts should be properly excluded from the definition of security-based swap under Section 2(a)(17) of the Securities Act 1933 and Section 3(a)(68) of the Securities Exchange Act of 1934, as the definition of purchase contracts as described in the offering appears sufficiently broad as to include security-based swaps. It appears the purchase contracts could include transactions that are not excluded under Section 1a(47)(B) of the Commodity Exchange Act but otherwise fall within the definition of a security-based swap. Please provide an expanded legal analysis that addresses clearly how the purchase contracts as defined do not include security-based swaps.

Response: The Company respectfully advises the Staff that it has decided not to offer purchase contracts through the Registration Statement and has updated the Registration Statement accordingly to remove references to purchase contracts.

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-2918 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Gregory P. Rodgers

Gregory P. Rodgers of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Dr. August J. Troendle, President and Chief Executive Officer, Medpace Holdings, Inc.

Jesse J. Geiger, Chief Financial Officer, Medpace Holdings, Inc.

Stephen P. Ewald, Esq., General Counsel, Medpace Holdings, Inc.

Howard A. Sobel, Esq., Latham & Watkins LLP